UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August  2022

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay Hong Kong Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

OTHER INFORMATION

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128) issued certain press releases regarding its offering of American Depositary Shares that was registered under the Securities Act of 1933, as amended (the “Offering”). The Offering closed on August 19, 2022. The underwriters exercised the over-allotment option (“Over Allotment Option”) in full. The closing of the Over Allotment Option was on August 26, 2022. The press releases regarding the Offering are the following:

U.S. press release issued on August 19, 2022, regarding the closing of the Offering, which is furnished herewith as Exhibit 99.1.

Press release issued on August 22, 2022 in Hong Kong in accordance with the rules of the Hong Kong Stock Exchange regarding the closing of the Offering, the English translation of which is furnished herewith as Exhibit 99.2.

U.S. press release issued issued on August 26, 2022 regarding the closing of the Over Allotment Option, which is furnished herewith as Exhibit 99.3.

Press release issued on August 29,2022 in Hong Kong in accordance with the rules of the Hong Kong Stock Exchange, regarding the closing of the Over Allotment Option, the English translation of which is furnished herewith as Exhibit 99.4.

Each of the exhibits referred to above is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: August 29, 2022

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	U.S. Press Release dated August 19, 2022 regarding the closing of the Offering

99.2	Hong Kong Press Release dated August 22, 2022 regarding the closing of the Offering (English translation)

99.3	U.S. Press Release dated August 26, 2022 regarding the closing of the Over Allotment Option

99.4	Hong Kong Press Release dated August 29, 2022 regarding the closing of the Over Allotment Option (English translation)

3